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Exhibit 4.2

Strictly Confidential

THE LEVERAGED STOCK SAVING PLAN

PLAN SUMMARY — January 2002

1.
The Novartis Leveraged Stock Saving Plan is designed to:

•
align our top executives with the interests of the shareholders;

•
increase the participants' commitment to and ownership in the Company;

•
improve our long term compensation competitiveness.

2.
Under this scheme, participants may elect to:

•
either take their incentive payout in cash;

•
or take this entire amount or a portion thereof in Novartis shares (under the rules of the plan). After a blocking period of 5 years Novartis will match your initial investment with the same number of shares (Company match).

3.
Should a participant elect to take the Novartis shares instead of cash, the following conditions would apply:

a)
all shares acquired under the program will have a 5 year blocking period;

b)
you will receive your Company match on April 1, 2007 provided that you are still employed. In case of earlier termination of the employment you will forfeit the Company match, except for death, disability or retirement. In case of death, disability or retirement the Company will provide a pro rata contribution of 20% per annum.

4.
The number of Novartis shares to be granted will be determined based on the closing share price on the Swiss stock exchange, and the ADS price on the NYSE, as of March 7th, 2002.

5.
The election to participate in the program, including the level of participation (in percentage terms), must be made prior to receiving knowledge of the incentive payout.

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  Exhibit 4.2
THE LEVERAGED STOCK SAVING PLAN
PLAN SUMMARY — January 2002